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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 333-89208
CUSIP NUMBER 90212C-108

Check One: [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form N-SAR
[ ] Form N-CSR
For Period Ended:    March 31, 2005

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I -- REGISTRANT INFORMATION 2-TRACK GLOBAL, INC..
Full Name of Registrant ECP Ventures, Inc.
Former Name if Applicable 35 Argo House, Kilburn Park Road
Address of Principal Executive Office (Street and Number) London, UK NW6 5LF
City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

See attached sheet

PART IV-- OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification
Roger D. Linn	916	558-6064
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
2-TRACK GLOBAL, INC..
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 11, 2005	By: /s/ Woosun Jung, President

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ATTACHMENT TO FORM 12b-25

NOTIFICATION OF LATE FILING FOR FORM 10-Q RE 2-TRACK GLOBAL, INC.

Response to Part III

Due to the recent departure of the Registrant’s Chief Financial Officer, the Registrant requires additional time to complete the Form 10-QSB for the quarter ending 3/31/05.

Response to Part IV (3):

On November 30, 2004, the Registrant consummated a reorganization in which the Registrant acquired 2-Track Limited, a UK corporation and its technology business. As a result, the Registrant has changed its business from a mineral exploration company to a company focusing on technologies for the tracking, monitoring and security of remote mobile and static assets.

Due to the new business being conducted by the Registrant, its operations for the first quarter of 2005 is expected to be substantially different from the results of operation reported for the first quarter of 2004.

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